Exhibit 99.7

Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 6/30/2018

($000’s)

6/30/2018
Assets
Cash and Balances Due From Depository Institutions	$18,933,741
Securities	111,465,209
Federal Funds	92,722
Loans & Lease Financing Receivables	279,066,037
Fixed Assets	3,726,559
Intangible Assets	13,023,820
Other Assets	26,714,957

Total Assets	$453,023,045
Liabilities
Deposits	$350,952,197
Fed Funds	2,497,543
Treasury Demand Notes	0
Trading Liabilities	904,426
Other Borrowed Money	34,319,863
Acceptances	0
Subordinated Notes and Debentures	3,300,000
Other Liabilities	13,252,394

Total Liabilities	$405,226,423
Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	32,711,429
Minority Interest in Subsidiaries	800,078

Total Equity Capital	$47,796,622
Total Liabilities and Equity Capital	$453,023,045